Mail Stop 4561

May 18, 2010

Mr. Olivier de Vergnies
Acting Principal Executive Officer
Prime Sun Power, Inc.
100 Wall Street, 21st floor
New York, NY 10005

> **Re: Prime Sun Power, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on April 15, 2010**
> **File No. 333-103647**

Dear Mr. Vergnies:

We have reviewed your response letter dated April 8, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 15, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. We note that you did not discuss the specific experience, qualifications attributes or skills that led you to conclude that your director should serve on the board. See Item 401(e) of Regulation S-K. We also note that you did not disclose whether the aggregate grant date fair value of the option awards to your executive officers was computed in accordance with FASB Accounting Standards Codification Topic 718 as required by Items 402(n) of Regulation S-K. Please revise.

Item 1. Business, page 5

2. Please include a discussion of the government regulations that are applicable to your business. This section should provide a meaningful description of the nature of the governmental regulation to which the company's proposed business will be subject, and the extent to which the company will be subject to registration, inspection, and oversight by regulatory agencies. Explain whether you are required

to obtain any governmental approvals to initiate the activities to operate solar photovoltaic power plants. See Item 101(h)(1)(vii) of Regulation S-K. Also, consider expanding the risk factor on page 12 to disclose how these regulations pose a material risk to your business.

Item 1A. Risk Factors

General

3.   Please add a risk factor that alerts investors to the material risks associated with your plans to commence construction of solar power plants in June 2010 pursuant to your project acquisition agreement with GPR Global Power Resources Ltd. Consider discussing the steps that you must undertake to begin construction and what the company has accomplished thus far. Disclose whether you have identified commercially viable power plant locations, whether the financing loan of 470,000 Euros by CRG Finance AG is sufficient for project development and/or construction costs, and the uncertainties related to the project.

Our sole officer and director, Olivier de Vergnies, has other professional responsibilities which may divert his time from the operations of the Company, page 11

4.   Please specify the "additional professional responsibilities" which could divert the attention of your sole officer and director, Olivier de Vergnies, from the company's business and disclose whether these responsibilities could present a potential conflict of interest. We note that Mr. de Vergnies is currently the Chief Operating Officer of Rudana Investment Group AG, the company's majority shareholder. Disclose the amount of time that Mr. de Vergnies currently devotes to the company's business.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities, page 12

5.   We note that you continue to represent that the company "has not sold any securities within the past three years which were not registered under the Securities Act of 1933." As stated in prior comment 3, this statement conflicts with your disclosure regarding the issuance of a warrant to Synergy Investment & Finance Holding Limited on May 10, 2008 in reliance on Section 4(2) and Regulation S. Please delete the statement or provide an explanation for the statement.

Item 11. Executive Compensation, page 27

6.   You state that Mathias Kaiser received compensation for his services as the company's Chief Financial Officer from Rudana Investment Group AG, a majority shareholder of the company. Note that Item 402(m) of Regulation S-K requires disclosure of all compensation including transactions between the company and a third party where a purpose of the transaction is to furnish compensation to any named executive officer or director. Please revise the summary compensation table to reflect all compensation earned by the named executive officers or advise.

Item 15. Exhibits and Financial Statement Schedules

7.   We note that you have a confidential treatment request currently pending for Exhibits 10.16 through 10.19. Please mark the exhibit index to indicate that portions of the exhibits have been omitted pursuant to a request for confidential treatment. See Section II.D.5 of Staff Legal Bulletin No. 1A. Comments with respect to the request for confidential treatment were provided in a separate letter.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

   8.   Please amend your filing to include a signed audit report for the years ended December 31, 2009 and 2008. We refer you to Rule 2-02(a)(2) of Regulation S-X.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Mark Shuman, Legal Branch Chief (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief